EXHIBIT 12.2

Alpha Natural Resources, Inc
Computation of Other Ratios
As of June 30, 2008
(Amounts in thousands except ratios)

Interest Coverage Ratio: The interest coverage ratio is defined as Adjusted EBITDA divided by net cash interest expense (defined as interest expense plus/minus the annual change in accrued interest less interest income and amortization of loan costs).

Adjusted EBITDA(1)	$369,182

Interest Expense	$46,548
Cash payment on early extinguishment of debt	10,703
Annual change in accrued interest	$170
Interest income	$(4,184)
Amortization of loan costs	$(11,047)
Net Cash Interest Expense	$42,190

Interest Coverage Ratio	8.75

(1) Adjusted EBITDA is defined and calculated in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Analysis of Material Debt Covenants” in our 2008 Quarterly Report on Form 10-Q.

Leverage Ratio: The leverage ratio is defined as total net debt (defined as the sum of note payable and long-term debt (not including Gallatin loan facility and other) less cash and cash equivalents) divided by Adjusted EBITDA.

Note payable	$6,398
Long term debt (excluding Gallatin loan facility and other)	$521,026
Cash and cash equivalents (excluding Gallatin and other)	$(405,854)
Total Net Debt	$121,570

Adjusted EBITDA	$369,182

Leverage Ratio	0.33

Senior Secured Leverage Ratio: The senior secured leverage ratio is defined as consolidated debt that is secured by a lien less unrestricted cash and cash equivalents to (excluding Gallatin cash and cash equivalents) to Adjusted EBITDA.

Term loan B	$233,125
Cash and cash equivalents (excluding Gallatin and other)	$(405,854)
Total Net Debt	$(172,729)

Adjusted EBITDA	$369,182

Senior Secured Leverage Ratio	(0.47)

Liquidity Test: The liquidity test is defined as the sum of the unused commitments under the credit facility’s revolving line of credit plus our unrestricted cash and cash equivalents (excluding Gallatin cash and cash equivalents).

Unused revolving line of credit	$292,805
Cash and cash equivalents (excluding Gallatin and other)	$405,854

Total Liquidity	$698,659

Loan Life Cover Ratio of Gallatin Materials LLC: The loan life cover ratio is defined as the ratio of the present value of future cash flow to the aggregate principle amounts of all outstanding loans.

Present value of future cash flow (2)	$45,213
Aggregate principal amounts of all outstanding loans	$17,472

Loan Life Cover Ratio:	2.59

(2) Future Project income less expense less capital expenditures, discounted at 10%.

Gearing Ratio of Gallatin Materials LLC (the “borrower”): The gearing ratio is defined as the ratio of net interest-bearing indebtedness to total borrower’s equity.

Net interest-bearing indebtedness	$17,472
Total borrower’s equity (3)	$12,890

Gearing Ratio:	1.36

(3) Actual equity as of June 30, 2008 of $5,127 plus deemed equity (as allowed by the Gallatin loan facility, as defined in our 2007 Annual Report on Form 10-K) of $1,450 plus a member’s loan of $6,313.